================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 7)


                              APPLICA INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    03815A106
                                 (CUSIP Number)

                              WILLIAM R. LUCAS, JR.
                          ONE RIVERCHASE PARKWAY SOUTH
                            BIRMINGHAM, ALABAMA 35244
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                               SEPTEMBER 14, 2006
                     (Date of Event which Requires Filing of
                                 This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 2 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 3 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 4 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               7,984,300
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      7,984,300
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,984,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.60%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 5 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 6 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbert Management Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 7 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Philip Falcone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 8 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Raymond J. Harbert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                              Page 9 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael D. Luce
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               9,830,800
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      9,830,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,830,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.14%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 10 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 11 of 36
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HMC - New York, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               1,846,500
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      1,846,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,846,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 12 of 36
---------------------------                          ---------------------------


         This Amendment No. 7 amends and supplements the Statement on Schedule 13D filed on May 17, 2006, as amended June 6, 2006, June 21, 2006, August 3, 2006, August 8, 2006, August 11, 2006 and August 17, 2006 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons") relating to the Common Stock, par value $0.10 per share, of Applica Incorporated, a Florida corporation. Captitalized terms used herein and not otherwise defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 13 of 36
---------------------------                          ---------------------------

                                  SCHEDULE 13D


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby  amended and restated as follows:
As of the date hereof the Master Fund may be deemed to beneficially own 7,984,300 Shares. As of the date hereof Harbinger Management may be deemed to beneficially own 7,984,300 Shares. As of the date hereof HMC Investors may be deemed to beneficially own 7,984,300 Shares. As of the date hereof the Special Fund may be deemed to beneficially own 1,846,500 Shares. As of the date hereof HCPSS may be deemed to beneficially own 1,846,500 Shares. As of the date hereof HMCNY may be deemed to beneficially own 1,846,500 Shares. As of the date hereof HMC may be deemed to beneficially own 9,830,800 Shares. As of the date hereof Philip Falcone may be deemed to beneficially own 9,830,800 Shares. As of the date hereof Raymond J. Harbert may be deemed to beneficially own 9,830,800 Shares. As of the date hereof Michael D. Luce may be deemed to beneficially own 9,830,800 Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.


Item 4.  PURPOSE OF THE TRANSACTION.

         Item  4  of  the  Schedule  13D  is  amended  to  add  the   following
information:

         The Reporting Persons have acquired their Shares of the Issuer in order to acquire control of the Issuer. The Reporting Persons evaluate their ownership of the Shares on a continual basis including, without limitation, for possible synergies with their other current investments.

         On September 14, 2006, the Master Fund and the Special Fund, together, sent a letter to the Issuer, a copy of which is incorporated by reference into
Item 4 and included as Exhibit F, pursuant to which the Master Fund and the Special Fund offered to acquire all of the Shares of the Issuer at a price per Share of $6.00 and in accordance with the terms of the letter.

         On September 14, 2006, the Master Fund and the Special Fund, together, issued a press release in respect of such offer and letter, a copy of which is incorporated by reference into Item 4 and included as Exhibit G.

         On September 14, 2006, the Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce (collectively, the "Acquiring Person") filed an Acquiring Person Statement, which is incorporated by reference into Item 4 and attached as Exhibit H, with the Issuer pursuant to the Florida Control Shares Act seeking a vote of the Issuer's shareholders (other than the Reporting Persons and the

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 14 of 36
---------------------------                          ---------------------------


Issuer's management) to confirm that the Shares beneficially owned and which may be acquired by the Acquiring Person have full voting rights. The Acquiring Person reserved the right to challenge the constitutionality and validity of the Florida Control Shares Act and/or the validity of any purported application thereof to the Acquiring Person.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby  amended and restated as follows:

         (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 7,984,300 Shares, constituting 32.60% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,984,300 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,984,300 Shares.

         (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 7,984,300 Shares, constituting 32.60% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,984,300 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,984,300 Shares.

         Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 7,984,300 Shares, constituting 32.60% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,984,300 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,984,300 Shares.

         HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 15 of 36
---------------------------                          ---------------------------


         (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 1,846,500 Shares, constituting 7.54% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,846,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,846,500 Shares.

         The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 1,846,500 Shares, constituting 7.54% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,846,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,846,500 Shares.

         HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 1,846,500 Shares, constituting 7.54% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,846,500 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,846,500 Shares.

         HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 9,830,800 Shares, constituting 40.14% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         HMC as the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,830,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,830,800 Shares.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 16 of 36
---------------------------                          ---------------------------


         HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

         (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 9,830,800 Shares, constituting 40.14% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,830,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,830,800 Shares.

         Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 9,830,800 Shares, constituting 40.14% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,830,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,830,800 Shares.

         Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 9,830,800 Shares, constituting 40.14% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

         Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 9,830,800 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 9,830,800 Shares.

         Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

         (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares since the previous amendment to
Schedule 13D by the Reporting Persons are set forth in Exhibit B.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 17 of 36
---------------------------                          ---------------------------


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following:

            Exhibit A:  Agreement between the Reporting Persons to file jointly

            Exhibit B:  Schedule of Transactions in the Shares of the Issuer

            Exhibit F:  Letter,  dated September 14, 2006, from the Master Fund and the Special Fund to the Issuer

            Exhibit G:  Press  Release,  dated  September  14,  2006,  from the
                        Master Fund and the Special Fund

            Exhibit H:  Acquiring Person Statement

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 18 of 36
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.


                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 19 of 36
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce



September 14, 2006

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 20 of 36
---------------------------                          ---------------------------

                                                                      EXHIBIT A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D, Amendment No. 7, dated September 14, 2006 relating to the Common Stock, $0.10 par value of Applica Incorporated shall be filed on behalf of the undersigned.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.


                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.


                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ Joel B. Piassick
                                     ---------------------------------------
                                     Name:  Joel B. Piassick
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.


                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 21 of 36
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

                                By:  HMC - New York, Inc.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Senior Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                --------------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                --------------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                -------------------------------------------
                                Michael D. Luce


September 14, 2006

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 22 of 36
---------------------------                          ---------------------------

                                                                      EXHIBIT B



         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

               TRANSACTIONS IN THE COMMON STOCK, $0.10 PAR VALUE


         Date of                 Number of Shares
       Transaction                Purchase/(sold)          Price of Shares
       -----------               -----------------         ---------------

        8/31/06                      10,000                   $ 4.6090
        9/01/06                      53,100                   $ 4.73620



    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

               TRANSACTIONS IN THE COMMON STOCK, $0.10 PAR VALUE


         Date of                 Number of Shares
       Transaction                Purchase/(sold)          Price of Shares
       -----------               -----------------         ---------------
         8/17/06                     75,200                    $ 4.5188
         8/22/06                     16,500                    $ 4.5000
         8/25/06                      4,000                    $ 4.4947
         8/28/06                     12,600                    $ 4.4661
         8/29/06                     41,900                    $ 4.5450
         8/30/06                      5,900                    $ 4.5521

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 23 of 36
---------------------------                          ---------------------------

                                                                      EXHIBIT F


                Harbinger Capital Partners Master Fund I, Ltd.
           Harbinger Capital Partners Special Situations Fund, L.P.



September 14, 2006

Board of Directors
Applica Incorporated
3633 Flamingo Road
Miramar, Florida  33027
Attention:  Harry D. Schulman
            Chairman of the Board

Ladies and Gentlemen:

         Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, "Harbinger") are together the largest shareholder of Applica Incorporated ("Company" or "Applica"), with ownership of an aggregate of 9,830,800 shares or approximately 40.14% of the common stock of the Company. As the largest shareholder of Applica, we are very dissatisfied with the terms of the merger agreement with the Hamilton Beach/Proctor-Silex subsidiary ("Hamilton Beach") of NACCO Industries, Inc. ("NACCO").

         The purpose of this letter is to offer a compelling all-cash alternative to the transaction with Hamilton Beach. Based on publicly available information and our knowledge of the Company, we hereby offer to acquire Applica in a transaction in which the Company's shareholders would receive $6.00 in cash for each share of common stock.

         We believe our all-cash offer allows Applica's shareholders to realize full value, immediate liquidity and a substantial premium for their shares. In contrast, the value of the Hamilton Beach stock proposed to be issued to Applica's shareholders is highly uncertain in light of the absence of any trading history, what will be a limited public float and its disadvantaged voting rights.

         We have sufficient cash and financing flexibility to fully fund the proposed transaction and our offer is not subject to any financing condition.

         Our offer represents a 73% premium to the closing price for the Company's common stock on July 21, 2006 (the last trading day prior to the announcement of the Hamilton Beach merger agreement), a 38% premium to the average closing price for the Company's common stock for the period since the announcement of the Hamilton Beach merger on July 24, 2006 through September 13, 2006 (the last trading day prior to our offer) and a 32% premium to the closing price for the Company's common stock on September 13, 2006 (the last trading day prior to our offer).

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 24 of 36
---------------------------                          ---------------------------


         There are numerous reasons for our dissatisfaction with the proposed transaction with Hamilton Beach, including the following:

         o we believe that economic ownership of only 25% of Hamilton Beach (particularly after taking into account the $110 million of indebtedness proposed to be incurred by Hamilton Beach to finance a dividend for the sole benefit of NACCO) fails to adequately value Applica and the high vote stock reserved for NACCO's stockholders significantly disenfranchises Applica's shareholders, who will have only approximately 6% of the voting power in the combined company;

         o we believe that Hamilton Beach will be significantly leveraged after the proposed merger, especially in light of the $110 million dividend from Hamilton Beach to NACCO that will be paid for by debt that will burden the combined Hamilton
                Beach/Applica, and that such leverage will substantially decrease Hamilton Beach's financial and operating flexibility; and

         o there is no guaranty that Hamilton Beach's management will be able to capture the synergies it expects to be realized in the proposed merger, we are skeptical that any synergies actually realized will materially increase the value of the new company and, in any event, with only 25% ownership of the combined company, Applica's shareholders are not being afforded adequate participation in any upside that might result from the realization of synergies.

         Accordingly, we believe our offer is a "superior proposal" relative to the proposed transaction with Hamilton Beach. Our offer is conditioned on (i) the termination of the Hamilton Beach merger agreement in accordance with its terms and without breach by Applica, (ii) the execution of a definitive merger agreement with us that is customary for transactions of this type, which we are confident can be accomplished on an expedited basis, (iii) a waiver of the application of the Florida Affiliated Transactions statute to our merger and
(iv) limited confirmatory legal due diligence. In addition, we would expect restoration of any of our voting rights that may have been lost as a result of Florida's Control Share Act.

         We have retained Lazard Freres & Co. LLC as our financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP as our legal advisor and we are prepared to meet immediately with you and the Company's management and advisors in order to answer any questions about our offer and to work out the details of a definitive merger agreement.

         This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 25 of 36
---------------------------                          ---------------------------


                  We look forward to a meeting with you at your earliest convenience.

                         Very truly yours,



                         HARBINGER CAPITAL PARTNERS MASTER FUND I,
                         LTD.

                         By:  Harbinger Capital Partners Offshore Manager,
                              L.L.C.


                         By: /s/ Philip A. Falcone
                             ---------------------------------------
                             Name:  Philip A. Falcone
                             Title: Senior Managing Director


                         HARBINGER CAPITAL PARTNERS SPECIAL
                         SITUATIONS FUND, L.P.

                         By:  Harbinger Capital Partners Special Situations GP,
                              LLC


                         By: /s/ Philip A. Falcone
                             ---------------------------------------
                             Name:   Philip A. Falcone
                             Title:  Senior Managing Director

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 26 of 36
---------------------------                          ---------------------------

                                                                      EXHIBIT G


FOR IMMEDIATE RELEASE

          HARBINGER OFFERS TO ACQUIRE APPLICA FOR $6 PER SHARE IN CASH
          ------------------------------------------------------------

  ALL CASH OFFER SUPERIOR TO HAMILTON BEACH'S PROPOSED STOCK FOR STOCK MERGER

   OFFER REQUIRES TERMINATION OF APPLICA MERGER AGREEMENT WITH HAMILTON BEACH

NEW YORK, NY, SEPTEMBER 14, 2006 -- Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, "Harbinger"), together the largest shareholder of Applica Incorporated
("Company" or "Applica") (NYSE: APN), with ownership of an aggregate of 9,830,800 shares or approximately 40% of the common stock of the Company, today announced that it has sent a letter to Applica's Board proposing to acquire all outstanding shares of the Company not owned by Harbinger for $6 per share in cash. As detailed in the letter, Harbinger believes this all-cash, fully funded proposal is compelling for all Applica shareholders and represents a superior proposal to Applica's current merger agreement with the Hamilton Beach/Proctor-Silex subsidiary ("Hamilton Beach") of NACCO Industries, Inc. ("NACCO") (NYSE: NC). The offer is conditioned upon, among other things, the Company's termination of its merger agreement with Hamilton Beach in accordance with its terms and without breach by Applica.

In the letter, Harbinger says that "We believe our all-cash offer allows Applica's shareholders to realize full value, immediate liquidity and a substantial premium for their shares. In contrast, the value of the Hamilton Beach stock proposed to be issued to Applica's shareholders is highly uncertain in light of the absence of any trading history, what will be a limited public float and its disadvantaged voting rights."

The full text of the letter follows:


                 Harbinger Capital Partners Master Fund I, Ltd.
            Harbinger Capital Partners Special Situations Fund, L.P.



September 14, 2006

Board of Directors
Applica Incorporated
3633 Flamingo Road
Miramar, Florida  33027
Attention:  Harry D. Schulman
            Chairman of the Board

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 27 of 36
---------------------------                          ---------------------------

Ladies and Gentlemen:

         Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, "Harbinger") are together the largest shareholder of Applica Incorporated ("Company" or "Applica"), with ownership of an aggregate of 9,830,800 shares or approximately 40.14% of the common stock of the Company. As the largest shareholder of Applica, we are very dissatisfied with the terms of the merger agreement with the Hamilton Beach/Proctor-Silex subsidiary ("Hamilton Beach") of NACCO Industries, Inc. ("NACCO").

         The purpose of this letter is to offer a compelling all-cash alternative to the transaction with Hamilton Beach. Based on publicly available information and our knowledge of the Company, we hereby offer to acquire Applica in a transaction in which the Company's shareholders would receive $6.00 in cash for each share of common stock.

         We believe our all-cash offer allows Applica's shareholders to realize full value, immediate liquidity and a substantial premium for their shares. In contrast, the value of the Hamilton Beach stock proposed to be issued to Applica's shareholders is highly uncertain in light of the absence of any trading history, what will be a limited public float and its disadvantaged voting rights.

         We have sufficient cash and financing flexibility to fully fund the proposed transaction and our offer is not subject to any financing condition.

         Our offer represents a 73% premium to the closing price for the Company's common stock on July 21, 2006 (the last trading day prior to the announcement of the Hamilton Beach merger agreement), a 38% premium to the average closing price for the Company's common stock for the period since the announcement of the Hamilton Beach merger on July 24, 2006 through September 13, 2006 (the last trading day prior to our offer) and a 32% premium to the closing price for the Company's common stock on September 13, 2006 (the last trading day prior to our offer).

         There are numerous reasons for our dissatisfaction with the proposed transaction with Hamilton Beach, including the following:

         o we believe that economic ownership of only 25% of Hamilton Beach (particularly after taking into account the $110 million of indebtedness proposed to be incurred by Hamilton Beach to finance a dividend for the sole benefit of NACCO) fails to adequately value Applica and the high vote stock reserved for NACCO's stockholders significantly disenfranchises Applica's shareholders, who will have only approximately 6% of the voting power in the combined company;

         o we believe that Hamilton Beach will be significantly leveraged after the proposed merger, especially in light of the $110 million dividend from Hamilton Beach to NACCO that will be paid for by debt that will burden the combined Hamilton
                Beach/Applica, and that such leverage will substantially decrease Hamilton Beach's financial and operating flexibility; and

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 28 of 36
---------------------------                          ---------------------------


         o there is no guaranty that Hamilton Beach's management will be able to capture the synergies it expects to be realized in the proposed merger, we are skeptical that any synergies actually realized will materially increase the value of the new company and, in any event, with only 25% ownership of the combined company, Applica's shareholders are not being afforded adequate participation in any upside that might result from the realization of synergies.

         Accordingly, we believe our offer is a "superior proposal" relative to the proposed transaction with Hamilton Beach. Our offer is conditioned on (i) the termination of the Hamilton Beach merger agreement in accordance with its terms and without breach by Applica, (ii) the execution of a definitive merger agreement with us that is customary for transactions of this type, which we are confident can be accomplished on an expedited basis, (iii) a waiver of the application of the Florida Affiliated Transactions statute to our merger and
(iv) limited confirmatory legal due diligence. In addition, we would expect restoration of any of our voting rights that may have been lost as a result of Florida's Control Share Act.

         We have retained Lazard Freres & Co. LLC as our financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP as our legal advisor and we are prepared to meet immediately with you and the Company's management and advisors in order to answer any questions about our offer and to work out the details of a definitive merger agreement.

         This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed.

                  We look forward to a meeting with you at your earliest convenience.

                         Very truly yours,



                         HARBINGER CAPITAL PARTNERS MASTER FUND I,
                         LTD.

                         By:  Harbinger Capital Partners Offshore Manager,
                              L.L.C.


                         By: /s/ Philip A. Falcone
                             ---------------------------------------
                             Name:  Philip A. Falcone
                             Title: Senior Managing Director


                         HARBINGER CAPITAL PARTNERS SPECIAL
                         SITUATIONS FUND, L.P.

                         By:  Harbinger Capital Partners Special Situations GP,
                              LLC


                         By: /s/ Philip A. Falcone
                             ---------------------------------------
                             Name:   Philip A. Falcone
                             Title:  Senior Managing Director

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 29 of 36
---------------------------                          ---------------------------


ABOUT HARBINGER CAPITAL PARTNERS

Harbinger Capital Partners through its investment team located in New York City manages in excess of $4 billion in capital through two complementary strategies. Harbinger Capital Partners Master Fund I, Ltd. is focused on restructurings, liquidations, event-driven situations, turnarounds and capital structure arbitrage, including both long and short positions in highly leveraged and financially distressed companies. Harbinger Capital Partners Special Situations Fund, L.P. is focused on distressed/high yield debt securities, special situation equities and private loans/notes in a predominantly long-only strategy.


This press release does not constitute a solicitation of a proxy, for or with respect to the annual meeting or any special meeting of the Company's shareholders. Any such solicitation will be made only pursuant to separate proxy solicitation complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

Contacts:
Jeremy Fielding/Mark Semer/Micheline Tang
Kekst and Company
(212) 521 4800

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 30 of 36
---------------------------                          ---------------------------

                                                                      EXHIBIT H



                 HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
               C/O INTERNATIONAL FUND SERVICES (IRELAND) LIMITED
                                  THIRD FLOOR
                        BISHOP'S SQUARE, REDMOND'S HILL
                               DUBLIN 2, IRELAND




September 14, 2006


VIA FACSIMILE
-------------


Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
Attn: Corporate Secretary

         Re:    Acquiring Person Statement

Gentlemen:

         Please find enclosed an "Acquiring Person Statement" on behalf of Harbinger Capital Partners Master Fund I, Ltd. and certain other related parties named therein. The Acquiring Person Statement is being filed in accordance with Section 607.0902 of the Florida Statutes (the "Control Share Act"). We seek to have restored any voting rights which may have been lost as a result of the application of the Control Share Act to shares of Applica's common stock which we currently beneficially own. In addition, we seek the grant of voting power over any additional shares of Applica which we may acquire in the future. We understand that under Section 607.0902(7)(d) of the Control Share Act, the voting rights to be accorded our shares will be presented at the next special or annual meeting of Applica shareholders. In submitting this Statement, we expressly reserve all right to challenge the constitutionality and validity of the Control Share Act and/or the validity of any purported application thereof to us or the shares of Applica which we own.

         Any questions with regard to this matter should be directed to our U.S. counsel: Robert B. Schumer and Jeffrey D. Marell at Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, (212) 373-3000.


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CUSIP NO. 03815A106                                             Page 31 of 36
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HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

September 14, 2006
Page 2



Sincerely,


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member


By: /s/ Charles D. Miller
    -------------------------------------------
Name: Charles D. Miller


Harbinger Capital Partners Special Situations Fund, L.P.
By:    Harbinger Capital Partners Special Situations G.P., L.L.C.
By:    HMC -- New York, Inc., Managing Member


By: /s/ Charles D. Miller
    -------------------------------------------
Name: Charles D. Miller


Harbinger Capital Partners Special Situations G.P., L.L.C.
By:    HMC -- New York, Inc., Managing Member


By: /s/ Charles D. Miller
    -------------------------------------------
Name: Charles D. Miller


HMC -- New York, Inc.


By: /s/ Charles D. Miller
    -------------------------------------------
Name: Charles D. Miller


Harbinger Capital Partners Offshore Manager, L.L.C.
By:    HMC Investors, L.L.C., Managing Member


By: /s/ Charles D. Miller
    -------------------------------------------
Name: Charles D. Miller



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---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 32 of 36
---------------------------                          ---------------------------


HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

September 14, 2006
Page 3



HMC Investors, L.L.C.


By: /s/ Charles D. Miller
    -------------------------------------------
Name: Charles D. Miller


Harbert Management Corporation


By: /s/ Charles D. Miller
    -------------------------------------------
Name: Charles D. Miller

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 33 of 36
---------------------------                          ---------------------------


HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

September 14, 2006
Page 4





cc:      William Lucas
         Jeff T. Harris
         Jeffrey D. Marell
         Robert B. Schumer

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 34 of 36
---------------------------                          ---------------------------


                          ACQUIRING PERSON STATEMENT

 Pursuant to the Florida Control Shares Act, Florida Statutes, Section 607.0902

                      ___________________________________

                             APPLICA INCORPORATED
                     (NAME OF ISSUING PUBLIC CORPORATION)

                     3633 FLAMINGO ROAD, MIRAMAR, FLORIDA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                      ___________________________________

                          HARBINGER CAPITAL PARTNERS
                  MASTER FUND I, LTD., AND OTHERS NAMED BELOW
                           NAME OF ACQUIRING PERSON
                      ___________________________________

                              SEPTEMBER 14, 2006
                      ___________________________________


ITEM (a)        IDENTITY OF THE ACQUIRING PERSON:

        Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund I"), Harbinger Capital Partners Offshore Manager, L.L.C., the investment manager of the Master Fund I ("HCPO"), HMC Investors, L.L.C., its managing member ("HMCI"), Harbinger Capital Partners Special Situations Fund, L.P. (the
"Special Fund" and together with the Master Fund I, the "Master Funds"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., its managing member ("HMCNY"), Harbert Management Corporation, as the managing member of HMCI (and parent of HMCNY) ("HMC"), Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Funds, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (collectively the "Acquiring Person"). The Master Fund I, HCPO and HMCI are collectively referred to herein as the "Master Fund Entities" and the Special Fund, HCPSS and HMCNY are collectively referred to herein as the "Special Fund Entities."

ITEM (b)        PURPOSE OF THIS STATEMENT:

        This Acquiring Person Statement is given pursuant to Section 607.0902, of the Florida Statutes (the "Control Shares Act").

ITEM (c)        NUMBER OF SHARES OWNED:

        The Acquiring Person owns, directly or indirectly, 9,830,800 shares of Common Stock of Applica Incorporated (the "Company"). Each of the entities which comprise the Master Fund Entities may be deemed to beneficially own,

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 35 of 36
---------------------------                          ---------------------------


within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), 7,984,300 shares. Each of the entities which comprise the Special Fund Entities may be deemed to beneficially own 1,846,500 shares. Philip Falcone, as the portfolio manager of the Master Funds, together with Raymond J. Harbert and Michael D. Luce, as a result of their respective ownership interests in HMC, and HMC, may be deemed to beneficially own all 9,830,800 shares. Each of the entities (other than the Master Funds) and persons which comprise the Acquiring Person specifically disclaim beneficial ownership in the foregoing shares except to the extent of its or his respective pecuniary interest therein.

ITEM (d)        RANGES OF VOTING POWER:

        Except for the possible effect of Section 607.0902 of the Control Shares Act, the Acquiring Person would be deemed to have voting power, as provided in Section 607.0902 of the Control Shares Act, with respect to 9,830,800 shares of the Company's Common Stock, or approximately 40.14 percent of the issued and outstanding shares of the class (based on 24,492,069 shares outstanding as of August 1, 2006 as set forth in the Company's Form 10-Q for the quarter ended June 30, 2006), which falls within the one-third or more but less than a majority of voting power range as set forth in Section 607.0902. In addition, the Acquiring Person intends to acquire additional shares of the Company's Common Stock (including additional "control share acquisitions" within the meaning of Section 607.0902) pursuant to which its range of voting power would be in the majority or more of all voting power range.

ITEM (e)        PLANS WITH RESPECT TO ADDITIONAL PURCHASES OF COMMON STOCK:

        The Acquiring Person has sent a letter (the "Letter") to the Board of Directors of the Company, dated September 14, 2006, a copy of which is attached hereto, pursuant to which the Acquiring Person has proposed a transaction in which the Acquiring Person would acquire the outstanding shares of the Company's Common Stock not owned by the Acquiring Person at a price of $6.00 per share (the "Acquisition").

        The Acquiring Person reserves the right to purchase additional shares of the Company's Common Stock (including without limitation any purchases which would be deemed to constitute a "control-share acquisition" within the meaning of Section 607.0902) in a transaction other than the Acquisition and/or at a different price per share of Common Stock from that proposed in the Letter, and/or in the public markets or in privately-negotiated transactions with other shareholders (the "Additional Purchases").

        With respect to the proposed Acquisition and any such Additional Purchases, the Acquiring Person represents that if consummated, the Acquisition and/or any such Additional Purchases will not be contrary to law and that it has the financial capacity to consummate the Acquisition and/or to make all such Additional Purchases out of funds currently owned by the Master Funds without the necessity of borrowing any funds. The Acquiring Person bases its statement regarding compliance with law on its intended compliance with applicable state and federal laws, including federal securities laws.

---------------------------                          ---------------------------
CUSIP NO. 03815A106                                             Page 36 of 36
---------------------------                          ---------------------------


OTHER CONSIDERATIONS:

        The   Acquiring   Person   reserves   the  right  to   challenge   the
constitutionality and validity of the Florida Control Share Act and/or the validity of any purported application thereof to the Acquiring Person.

        This Statement does not constitute a solicitation of a proxy, for or with respect to the annual meeting or any special meeting of the Company's shareholders. Any such solicitation will be made only pursuant to separate proxy solicitation complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.